UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Avianca Holdings S.A.

Bogota, January 16, 2019

In December 2018

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.7 MILLION PASSENGERS

In December 2018, Avianca Holdings and its subsidiaries carried 2,688,011 passengers, a 5.9%

increase over the same period in 2017.

In December, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,688,011 passengers, a 5.9% increase compared to December 2017. Capacity, measured in ASKs (available seat kilometers), increased 10.9%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 9.7%. The load factor for the month was 82.2%, a decrease of 87 bps compared to the same period of 2017.

Domestic markets in Colombia, Peru and Ecuador

In December, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,500,912 travelers, up 4.2% when compared to the same period of 2017. Capacity (ASKs) increased 4.7% while passenger traffic (RPKs) increased 4.2%. The load factor for the month was 81.5%, an decrease of 37 bps compared to the same month of 2017.

International markets

In December, the affiliated airlines of Avianca Holdings transported 1,187,099 passengers on international routes, up 8.1% when compared to the same period of 2017. Capacity (ASKs) increased 12.3%, while passenger traffic (RPKs) increased 11.0%. The load factor for the month was 82.4%, a decrease of 99 bps when compared to December 2017.

Operational Statistics	Dec-18	Dec-17	ΔYoY	2018	2017	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,688	2,539	5.9%	30,503	29,459	3.5%
ASK (mm)[2]	4,778	4,308	10.9%	52,624	48,401	8.7%
RPK (mm)[3]	3,928	3,579	9.7%	43,730	40,243	8.7%
Load Factor[4]	82.2%	83.1%	-0.9pp	83.1%	83.1%	0pp
Domestic Market
PAX (K)[1]	1,501	1,440	4.2%	17,381	16,881	3.0%
ASK (mm)[2]	833	796	4.7%	9,368	9,133	2.6%
RPK (mm)[3]	679	651	4.2%	7,814	7,550	3.5%
Load Factor[4]	81.5%	81.8%	-0.4pp	83.4%	82.7%	0.7pp
International Market
PAX (K)[1]	1,187	1,099	8.1%	13,122	12,578	4.3%
ASK (mm)[2]	3,945	3,513	12.3%	43,255	39,269	10.2%
RPK (mm)[3]	3,249	2,928	11.0%	35,916	32,693	9.9%
Load Factor[4]	82.4%	83.4%	-1pp	83.0%	83.3%	-0.2pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor: Represents utilized seating capacity

Avianca Holdings S.A.

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S. , incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A., de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 2474. 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel